

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

March 15, 2016

Dr. Yaron Daniely
Chief Executive Officer and President
Alcobra Ltd.
Azrieli Triangle Building
132 Derech Menachem Begin 39th Floor
Tel Aviv 6701101 Israel

> **Re: Alcobra Ltd.**
> **Registration Statement on Form F-3**
> **Filed March 4, 2016**
> **File No. 333-209960**

Dear Dr. Daniely:

This is to advise you that we have not reviewed and will not review your registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dr. Yaron Daniely
Alcobra Ltd.
March 15, 2016
Page 2

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the registered securities.

        Please contact Dorrie Yale at 202-551-8776 or Erin Jaskot at 202-551-3442 with any
questions.

                                        Sincerely,

                                        /s/ Erin K. Jaskot, *for*

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc: Oded Har-Even, Esq.,
        Zysman, Aharoni, Gayer and Sullivan & Worcester LLP